SUB-ITEM 77C:    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On October 11, 2016, a Special Meeting of Shareholders of the Stralem Equity Fund (the "Fund") was held for the purpose of voting on the following Proposal:

Proposal:  A proposal to approve the reorganization of the Stralem Equity Fund, a series of Stralem Fund (the "Existing Fund"), into Stralem Equity Fund, a series of Ultimus Managers Trust (the "New Fund") (such transactions, collectively the "Reorganization"), pursuant to an Agreement and Plan of Reorganization (the "Plan"). Pursuant to the Plan, the Existing Fund will transfer substantially all of its assets to the New Fund, in exchange for shares of the New Fund and the New Fund's assumption of all of the liabilities of the Existing Fund.  The shares of the New Fund received by the Existing Fund will be distributed pro rata to the Existing Fund's shareholders.

The total number of shares of the Fund present in person or by proxy represented approximately 53.94% of the shares entitled to vote at the Special Meeting.

The shareholders of the Fund voted to approve the Proposal.  The votes cast with respect to the Proposal were as follows:

	Number of Shares
For	Against	Abstain
7,405,986	1,427	-